Contact

www.linkedin.com/in/
carolespanglervaughn (LinkedIn)

Top Skills

Start-ups
Entrepreneurship
Business Development

Languages

English

Carole Spangler Vaughn, PhD, MBA

Chief Executive Officer at Eisana
Greater Houston

Summary

Human and Veterinary Medicine - Biotherapeutics, Cell Therapy, Regenerative Medicine, Devices, Software

Highly accomplished professional, with a solid reputation for high integrity, critical thinking, motivational and engaging communication, business insight, tenacity, and friendliness. Recognized expert at bridging gaps between science/technology, business, and end-user. Quick study in new products and new markets.

CORE COMPETENCIES
Sales • Marketing • Channel Distribution • Franchise Management • Strategic Planning • Leadership
Technology Evaluation and Transfer • Intellectual Property • Negotiations • Due Diligence
Partnerships • Writing • Public Speaking • Teaching

Experience

Eisana Corp

Chief Executive Officer
October 2019 - Present (6 years 6 months)
Houston, Texas

While survival rates for cancer continue to improve, side effects remain a significant issue, physically, mentally, and emotionally. Eisana, an oncology solution company, provides a platform for multiple products to address cancer treatment issues. Chemotherapy-induced peripheral neuropathy (CIPN) occurs in almost every patient receiving certain platinum-based drugs, common in bladder and colorectal cancers. CIPN is also caused by taxane drugs, common in breast cancer treatment. Often, this debilitating condition is permanent, markedly decreasing quality of life. We are developing a patent pending, portable device to prevent CIPN, as well as another device using updated technology to treat CIPN. Additionally, patients rate hair loss as

the most significant emotional side effect of chemotherapy. In the 1970's, Europeans began saving hair by cooling patient scalps. Cooling causes blood vessels to constrict, thus limiting the amount of "poison" that can reach the hair follicles. Since then, many people around the globe have used this technique. The results have been inconsistent because there are several variables such as temperature, time, hair type, method, specific drug, and dose. We are developing an easy to use, flexible, and affordable solution, so that every chemo patient has the option to keep their hair, their privacy, and their dignity.

Emtora Biosciences

Strategy Consultant/Interim Chief Executive Officer
May 2018 - October 2019 (1 year 6 months)
San Antonio, Texas Area

• Closed $2M convertible note
• Completed dosing in a Phase 1b study of eRapa in early stage prostate cancer patients
• Rebranded company from Rapamycin Holdings Inc to Emtora Biosciences
• Changed strategy from prostate cancer prevention to an Orphan Drug strategy in the rare disease Familial Adenomatous Polyposis (FAP), focusing on capital efficiency
• Received Orphan Drug designation from the FDA
• Awarded $3M SEED Grant from Cancer Prevention Research Institute of Texas (CPRIT) for treating FAP patients with eRapa
• Attracted the interest of two pharmaceutical companies for strategic partnership
• Split animal health into Camarada Biosciences (dba); developed brand and pathway to market

Spangler Consulting Group

Life Science Business Consultant
June 2009 - February 2019 (9 years 9 months)
Houston, Texas Area

Provide business support for technology-based, life science companies, for both human and veterinary medicine. Service offerings include comprehensive business strategy development, presentations, sales, marketing, channel distribution, licensing, business plan and grant writing, market research, and angel stage fund-raising.

MediVet Hawaii LLC

Owner

January 2012 - August 2017 (5 years 8 months)

Kapolei, HI

• Owned, launched, and operated the Hawaii franchise of MediVet Biologics, a veterinary regenerative medicine company.

• Developed marketing strategy: educated veterinarians and pet owners about adipose-derived stem cell therapy via TV news coverage, radio interviews, magazine articles, conference presentations, in-clinic information nights, email marketing, and networking at pet-owner organizations.

• Established in-clinic stem cell processing capabilities in several clinics, on four islands. Trained technicians and veterinarians. Developed fastest growing, most successful, MediVet franchise.

• Brokered commission-based deal between franchisor and Hawaii veterinary distribution company for product (disposable kits) distribution.

Clario Medical Imaging

VP, Business Development

2007 - June 2009 (2 years)

Seattle, Washington

• Assisted CEO on corporate strategy and fundraising, presented to existing and potential investors.

• Played key role in the development and commercial implementation of in-licensed software for radiology workflow optimization. Developed and executed strategies for rapidly filling every stage in the sales pipeline.

• Gave sales presentations and provided training and support to channel distribution partner (Philips) for software to detect breast lesions in contrast-enhanced MRI.

Tenacious Offense

Consultant

2006 - 2007 (1 year)

Seattle, Washington

Developed and executed sales and marketing strategies for emerging, biotechnology companies.

Seattle Pacific University

Adjunct Professor

January 2003 - December 2006 (4 years)

Seattle, Washington

Created and taught “Business of Biotechnology” and “Managing a High Technology Enterprise” courses for graduate students.

Dendreon

Director, Business Development

1999 - 2001 (2 years)

Seattle, Washington

• Managed domestic and international opportunities, researched potential partners, marketed opportunities, negotiated deals and contracts. Lead role in 3 deals; key role in 2 others.

• Participated in IPO as a member of the working group. Lead candidates: Dendritic cell-based cancer vaccines.

• Vetted potential partners, negotiated Distribution Agreement with selected partner, developed sales training course, and trained channel sales force for a blood product medical device.

University of Washington

Technology Manager

1998 - 1999 (1 year)

Seattle, Washington

• Developed a standardized process for evaluating the commercial viability of university inventions.

• Facilitated promising inventions through a commercialization pipeline, which included intellectual property management, valuation, finding license partners, negotiating license agreements, and transferring technology.

Bristol-Myers Squibb

Senior Research Investigator

1993 - 1997 (4 years)

Seattle, Washington

Managed process development and assay development groups for biotherapeutics, mainly targeting cancer.

Education

University of Washington, Michael G. Foster School of Business

MBA, Marketing · (1996 - 1999)

University of California, San Diego

Post-doctoral Research, Molecular Biology · (1991 - 1992)

The Johns Hopkins University

PhD, Biophysics · (1987 - 1990)

Georgetown University

Graduate Studies, Chemistry and Biochemistry · (1984 - 1987)

University of Puget Sound

BS, Chemistry · (1979 - 1983)